

April 18, 2013

Via E-Mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York NY 10022

> Re: Neutral Tandem, Inc.
>   Preliminary Proxy Statement on Schedule 14A
>   Filed by Clinton Magnolia Master Fund, Ltd., Clinton Relational
>   Opportunity Master Fund, L.P., Clinton Relational Opportunity, LLC,
>   Clinton Group, Inc., George E. Hall, Kevin J. Cameron, Jose A. Cecin, Jr.,
>   Alexander H. Good, Richard Katz, Alexander Mashinsky, John K. Peters
>   Filed April 12, 2013
>   File No. 001-33778

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1. We note your statement on the cover page that "Over the last several years, we believe the Board made a series of bad business decisions that have destroyed stockholder value and prevented the Company from achieving its full promise" and your statement on page 4 that "We are equally convinced that the current Board, and especially its long-serving members, is an impediment to achieving that valuation." Please avoid making any statements that directly or indirectly impugn the character, integrity or personal

reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Reasons for Our Solicitation, page 5

2. We note that Mr. Samples, currently on the board, was your nominee in 2011. Please revise this section of your proxy statement to disclose that and to explain what, if any, part Mr. Samples played in the challenges you describe the company to be facing as a result of its board's actions.

3. Please characterize each statement or assertion of opinion or belief as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to staff on a supplemental basis with a view toward disclosure.

    We cite the following statements in your materials:

    - "We are convinced the Company is worth substantially more than the current market price." (page 4)

    - "Instead, the Company spent $100 million buying a business halfway around the globe, outside its industry, operating with a different currency, tax regime, language, set of accounting rules, customer base and technology.

    - Predictably, the acquisition has destroyed significant value and the Company has now had to write off most of the purchase price.

    - Not only is the operation worth substantially less that was paid for it, the Company invested tens of millions in capital equipment and management has been distracted by a series of operational, sales, accounting and tax hiccups in Italy."

    - "Second, the Company has not admitted, the Company violated the trust of its largest customer by sending tens of billions of minutes of unauthorized, inter-LATA calls onto the customer's network while simultaneously over-charging the customer for other traffic."

    - "Third, in prosecuting patent litigation against Peerless Networks, the Board authorized what we believe was an expensive and distracting endeavor that ultimately led to the invalidation of the Company's patent."

    - "Worse, the relationship between the two companies has undoubtedly been tainted, even though there is solid industrial logic in our view to putting the two businesses together."

- "…failing to interview even a single outside candidate" for the CEO position (page 6).

- "The Company is at a critical juncture."

- "There are opportunities to create value for stockholders and the Company can generate significant cash flow going forward and regain its footing for future growth.' With respect to this disclosure, in addition to providing the support referenced above, please disclose whether or not you have any plans to create value for stockholders or generate significant cash flows and, if so, describe those plans.

- "…the Company's ill-conceived foray into the IP backbone business…"

- "The tandem business and its related services …will continue to experience some volatility…"

- "We believe a new Board is better suited to institute and oversee these changes and would provide customers confidence in the business practices of the Company."

4. Please provide support for your conclusion at the bottom of page 6 that the company's stock price reflects the stockholders' "lost confidence in the willingness ability of long-serving Board members to effectively oversee the Company."

Proposal 1 – Election of Directors, page 8

5. Please revise to disclose that a security holder using your proxy card will not be able to vote for seven nominees.

Voting and Proxy Procedures, page 15

6. Please remove the reference to "Stillwater" in the final paragraph under this heading.

Solicitation of Proxies, page 17

7. Disclosure indicates that the filing persons may solicit proxies by mail, personally, telephonically, through the internet or by facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8. We note your disclosure that consents may be solicited "by mails, facsimile, telephone, telegraph, Internet, in person and by advertisements." Please also tell us whether Clinton plans to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that Clinton will not include a form of proxy card on any Internet web site

until it has filed a definitive proxy statement. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Information Concerning Inteliquent, page 17

9. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

10. Please revise the last sentence to avoid disclaiming your own disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have questions regarding comments. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-Mail</u>
        Gregory Taxin
        The Clinton Group, Inc.